October 13, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:	SportsMap Tech Acquisition Corp.
Registration Statement on Form S-1
File No. 333-259912

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of SportsMap Tech Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 5:00 p.m. ET on Monday, October 18, 2021, or as soon as thereafter practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that in excess of 300 copies of the Preliminary Prospectus dated September 30, 2021 have been, or will be, distributed to prospective dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

ROTH CAPITAL PARTNERS, LLC

By: /s/ Aaron M. Gurewitz

Name: Aaron M. Gurewitz

Title: Head of Equity Capital Markets

CRAIG-HALLUM CAPITAL GROUP LLC

By: /s/ Rick Hartfiel

Name: Rick Hartfiel

Title: Head of Investment Banking